Descartes Acquires Pacific Coast Tariff Bureau Business

WATERLOO, Ontario — January 9, 2008 — Descartes Systems Group, a global on-demand software-as-a-service (SaaS) logistics solutions provider, has acquired the assets of privately-held San Francisco, California-based Pacific Coast Tariff Bureau, Inc. (PCTB) in an all cash transaction.

For over 60 years, PCTB has provided tariff and contract publishing services to leading ocean carriers, non-vessel operating common carriers (NVOCCs) and shippers to help them comply with U.S. regulations for domestic and foreign shipping trades. PCTB also provides technology solutions to its customers to help them manage ocean contracts and apply the correct freight rates to bills of lading for ocean shipments.

“We’re excited to be able to serve PCTB’s customers and welcome them to the broad range of services available on the Global Logistics Network,” said Cindy Yamamoto, senior vice president of Descartes’ Global Logistics Network. “The Global Logistics Network now has an even stronger community of ocean carriers, NVOCCs and their respective trading partners to help drive efficiencies in ocean shipments.”

The purchase price for this acquisition was USD 2.1 million in cash and will include direct transaction costs incurred in connection with the acquisition. In addition, Descartes will incur transition costs over the next year as it undertakes integration activities.

About Pacific Coast Tariff Bureau

Pacific Coast Tariff Bureau (PCTB) is a professional service company providing rate publishing, technology and regulatory consulting services to ocean carriers, NVOCCs and shippers in the U.S. domestic and foreign shipping trades. PCTB has a rich history as a leading provider of ocean tariff publishing and rate information services for over 60 years. PCTB is based in San Francisco, CA and has approximately 20 employees. For more information, visit www.pctb.com.

About Descartes

Descartes (TSX: DSG) (NASDAQ: DSGX), a leading provider of software-as-a-service (SaaS) logistics solutions, is delivering results across the globe today for organizations that operate logistics-intensive businesses. Descartes’ logistics management solutions combine a multi-modal network, the Descartes Global Logistics Network, with component-based ‘nano’ sized applications to provide messaging services between logistics trading partners, shipment management services to help manage third party carriers and private fleet management services for organizations of all sizes. These solutions and services help Descartes’ customers reduce administrative costs, billing cycles, fleet size, contract carrier costs, and mileage driven and improve pick up and delivery reliability. Our hosted, transactional and packaged solutions deliver repeatable, measurable results and fast time-to-value. Descartes customers include an estimated 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company has more than 300 employees and is based in Waterloo, Ontario, with operations in Atlanta, Pittsburgh, Minneapolis, Ottawa, Washington DC, Derby, London, Stockholm, Shanghai, Singapore and Melbourne. For more information, visit www.descartes.com.

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Media Contact

Nicole German

Descartes Systems Group

1-416-741-2838 ext. 298

ngerman@descartes.com

This release contains forward-looking information within the meaning of applicable securities laws ("forward-looking statements") that relate to PCTB; PCTB’s solution offering; transition costs to be incurred over the next year; and other matters. Such forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements to differ materially from the anticipated results, performance or achievements or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, the parties’ ability to successfully integrate the acquired business into Descartes’ operations, the retention of key personnel, accounting and tax treatment of the transaction, customer loss and business disruption (including maintaining relationships with employees, customers, clients or suppliers), and the factors and assumptions discussed in the section entitled, "Certain Factors That May Affect Future Results" in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. Readers are cautioned not to place undue reliance upon any such forward-looking statements, which speak only as of the date made. We do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based.